SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, DC 20549

                            ---------

                         SCHEDULE 14f-1

                      INFORMATION STATEMENT

                Pursuant to Section 14(f) of the
    Securities Exchange Act of 1934 and Rule 14f-1 thereunder

                          Hadron, Inc.

     (Exact name of registrant as specified in its charter)



      New York               0-5404              11-2120726
   -------------            --------           --------------
     (State of          (Commission File        (IRS Employer
   Incorporation)           Number)          Identification No.)

Suite 300
5904 Richmond Highway                              22303
Alexandria, Virginia                             -----------
-------------------------                        (Zip Code)
(Address of principal executive office)

Registrant's telephone number, including area code:     (703) 329-9400
                                                     --------------------

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       INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF
  THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

     The information contained herein is being furnished to holders of the common stock, par value $.02 per share (the "Common Stock"), of Hadron, Inc., a New York corporation (the "Company"), pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 under the Exchange Act in order to effect a change in majority control of the Company's Board of Directors other than by a meeting of shareholders. The date of this Information Statement is May 31, 2000.

                             SUMMARY

     On March 30, 2000 (the "Closing Date"), Jon M. Stout, Patricia W. Stout and the Stout Dynastic Trust (collectively the "Stouts") led a group of investors to purchase 2,250,000 shares of the Company's Common Stock plus warrants to purchase an additional 2,025,000 shares of the Company's Common Stock. As a condition to that transaction, certain investors who presently own voting shares of the Company's capital stock, the Stouts, J. Richard Knop and C.W. Gilluly entered into a voting agreement which provides for voting as to the number and identity of those persons who will serve on the Company's Board of Directors (the "Board").

     Effective on the Closing Date, in accordance with the terms of the investment, William J. Howard and Robert J. Lynch, Jr. resigned from their positions as directors of the Company leaving C.W. Gilluly and John D. Sanders as the remaining members of the Board. On March 31, 2000, Jon M. Stout was appointed to the Company's Board of Directors. On April 13, 2000, Gerald McNichols, Sc.D and Gerald Young were appointed to the Board to take office on June 12, 2000, subject to compliance with the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 under the Exchange Act.

     Further, on the Closing Date, C.W. Gilluly resigned from his position as the Company's Chief Executive Officer, and Jon M.
Stout was appointed as the Company's President and Chief
Executive Officer. Dr. Gilluly continues to serve as Chairman of the Company's Board of Directors.

     NO ACTION IS REQUIRED BY THE SHAREHOLDERS OF THE COMPANY IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR OR OFFICER. However, Section 14(f) of the Exchange Act requires the mailing to the Company's shareholders of the information set forth in this Information Statement. The Company is notifying its shareholders of the contemplated change in majority control of the Company's Board of Directors by mailing this Information Statement to shareholders of record as of May 18, 2000 and by filing a copy of the Information Statement with the Securities & Exchange Commission (SEC). After the new directors have taken office, the Company will report the resulting change of control by filing a Current Report on Form 8-K.

     On May 18, 2000, the Company had 5,111,226 shares of Common Stock outstanding. The Common Stock is the only class of securities of the Company outstanding and entitled to vote. Each share of Common Stock is entitled to one non-cumulative vote. Shareholders of the Company will have the opportunity to vote with respect to the election of directors at the next annual meeting of the Company's shareholders.

                THE SECURITIES PURCHASE AGREEMENT

     On March 30, 2000, a group of investors led by Jon M. Stout, Patricia W. Stout, the Stout Dynastic Trust (collectively the "Stouts"), J. Richard Knop ("Knop") (the Stouts and Knop, being collectively the "Investors" ) and John D. Sanders purchased certain of the Company's securities pursuant to a Securities Purchase Agreement among the Company and the Investors (the
"Purchase Agreement").   Pursuant to the Purchase Agreement, the
Investors acquired 2,250,000 units, each consisting of one share of Common Stock and a warrant to purchase 0.9 share of Common Stock (a "Unit"), at $0.39 per Unit or a total of $877,500 in cash. Mr. Stout purchased 261,290 Units for an aggregate purchase price of $101,903.10 in cash. Ms. Stout purchased 256,410 Units for an aggregate purchase price of $99,999.90 in cash. The Trust purchased 1,128,200 Units for an aggregate purchase price of $439,998 in cash. Mr. Knop purchased 514,100 Units for an aggregate purchase price of $200,499 in cash. Dr. Sanders purchased 90,000 Units for an aggregate purchase price of $35,100 in cash.

     Pursuant to the Purchase Agreement, the Investors have caused the Company to use two hundred thousand dollars ($200,000) of the proceeds from the sale to repay a portion of a loan owed by the Company to Dr. Gilluly, Chairman and former Chief Executive Officer of the Company. In addition, the Investors have agreed to cause the Company to repay the balance of the loan in the amount of $230,000 within six months.

     Pursuant to the Purchase Agreement, two members of the Board resigned and Jon M. Stout was appointed a director and President and CEO of the Company. As further required by the Purchase Agreement, the Investors, and others designated therein, have also entered into a Voting Agreement dated March 30, 2000 (the "Voting Agreement"). The Voting Agreement was entered into by and among certain affiliates of Boles Knop & Company, L.L.C. (the "Affiliates"), Dr. Sanders, C.W. Gilluly and the Investors (collectively, the "Voting Group"). The Voting Group agreed, for a period of five (5) years from March 30, 2000, to vote all of the voting shares over which they have voting control and to take all other actions within such Voting Group's control (whether in his or its capacity as a stockholder, director, member of a board committee or officer of the Company or otherwise), including, without limitation, attendance at meetings in person or by proxy for purposes of obtaining a quorum and execution of written consents in lieu of meetings so that:
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     (1)  The authorized number of members of the Company's Board of Directors (the "Board") will continue to be five (5) unless and until such greater number is directed or approved by the Investors.

     (2) During the term of the Voting Agreement, the Investors shall be entitled to nominate (the "Nominees") and the Stockholders shall vote their shares to elect the Nominees as the majority of the members of the Board.

     (3) Any Nominee elected or appointed as a director will be removed from the Board (and thereupon from all committees of the Board), with or without cause, only upon the written request or consent of the Investors.

     (4) In the event that any Nominee designated hereunder for any reason ceases to serve as a member of the Board or any committee thereof during such representative's term of office, the resulting vacancy on the Board or committee will be filled by a newly designated Nominee.

     (5) Upon the written direction or consent of the Investors, the Company will take such actions as may be necessary and convenient to change the corporate domicile of the Company to the state of Delaware.

     In addition, the Voting Agreement provides that with the exception of transfers made: (i) pursuant to open market sales in brokers' transactions; or (ii) sales made after the Investors declined a right of first refusal to purchase such shares at the same price and terms, any attempt to transfer the Voting Group's voting shares will be of no effect unless the person(s) to whom such shares are being transferred agrees in writing to be bound by the terms of the Voting Agreement.

                  BENEFICIAL SECURITY OWNERSHIP

     The following table sets forth information with respect to the beneficial ownership of the Company's Common Stock as of May 18, 2000, by: (i) each person who is known by the Company to beneficially own 5% or more of the Company's outstanding Common Stock; (ii) the Company's President and Chief Executive Officer ("CEO"); (iii) each director and director nominee; and (iv) all directors, director nominees and executive officers of the Company as a group. The Company is not aware of any beneficial owner of more than 5% of the outstanding Common Stock other than as set forth in the following table. Unless otherwise indicated, the address of each named beneficial owner is c/o Hadron, Inc., Suite 300, 5904 Richmond Highway, Alexandria, Virginia 22303

  NAME AND ADDRESS OF     NUMBER OF SHARES    PERCENT OF CLASS
   BENEFICIAL OWNER      BENEFICIALLY OWNED     OUTSTANDING

Jon M. Stout              5,813,885(1)(2)          72.1%

C.W. Gilluly, Ed.D.       1,413,875(1)(3)          23.5%

J. Richard Knop           5,813,885(1)(4)          72.1%

Patricia W. Stout         5,813,885(1)(5)          72.1%

John D. Sanders, Ph.D.      216,010(1)(6)           4.2%

Gerald McNichols, Sc.D.      20,000                  *

Gerald Young                    ____                ____

All directors, director
nominees and executive
officers as a group
(8 persons)               6,196,385 (1)(7)         75.7%

*Less than 1 percent.

_______________________________
1) Includes shares as to which voting power is shared in certain respects as a result of the Voting Agreement more fully described in the preceding section entitled "The Securities Purchase
   Agreement."

2) Includes 1,389,490 shares, and warrants immediately exercisable to purchase 1,250,541 shares of the Company's Common Stock, held by Mr. Stout individually and as Trustee of the Stout Dynastic Trust. Includes options to purchase 15,000 shares of the Company's Common Stock, of which, options to purchase 5,000 shares are currently exercisable. Includes 1,477,385 shares, and warrants and options immediately exercisable to purchase 1,691,469 shares of the Company's Common Stock, held by others, as to which Mr. Stout has shared voting power by virtue of the Voting Agreement.

3) Includes 501,875 shares, and warrants immediately exercisable to purchase 830,000 shares of the Company's Common Stock held by Dr. Gilluly. Includes options to purchase 87,000 shares of the Company's Common Stock, of which, options to purchase 82,000 shares are currently exercisable.

4) Includes 537,575 shares, and warrants immediately exercisable to purchase 462,690 shares of the Company's Common Stock, held by Mr. Knop. Includes 2,329,300 shares, and warrants and options immediately exercisable to purchase 2,484,320 shares of the Company's Common Stock, held by others, as to which Mr. Knop has shared voting power by virtue of the Voting Agreement.

5) Includes 256,410 shares, and warrants immediately exercisable to purchase 230,769 shares of the Company's Common Stock, held by Ms. Stout. Includes 2,610,465 shares, and warrants and options immediately exercisable to purchase 2,716,241 shares of the Company's Common Stock, held by others, as to which Ms. Stout has shared voting power by virtue of the Voting Agreement.

6) Includes 130,000 shares, and warrants immediately exercisable to purchase 81,000 shares of the Company's Common Stock, held by Dr. Sanders. Includes options to purchase 7,500 shares of the Company's Common Stock, of which, options to purchase 5,010 shares are currently exercisable.

7) Includes 2,271,295 shares, and warrants and options immediately exercisable by members of the group to purchase 2,386,121 shares of the Company's Common Stock. Includes 845,510 shares, and warrants and options immediately exercisable to purchase 693,459 shares of the Company's Common Stock, as to which Mr. Stout has shared voting power by virtue of the Voting Agreement.

                       BOARD OF DIRECTORS

     Upon the Closing Date, the resignations of William Howard and Robert J. Lynch, Jr. became effective. Dr. C.W. Gilluly and
Dr. John D. Sanders continue to serve as directors.   Jon M.
Stout was appointed as a director on March 31, 2000, and on April 13, 2000, Gerald McNichols, Sc.D, and Gerald Young were appointed to the Board of Directors to take office on June 12, 2000, subject to compliance with the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 under the Exchange Act.

         Name             Age              POSITION HELD
---------------------- ---------  ------------------------------

 C.W. Gilluly, Ed.D.       53           Chairman of the
                                       Board of Directors

John D. Sanders, Ph.D.     61                Director

     Jon M. Stout          53         Director, President and
                                      Chief Executive Officer

     Gerald Young          70            Director Nominee

  Gerald McNichols, Sc.D.  56            Director Nominee




C.W. GILLULY, Ed.D., has served as Chairman of the Company since October 1994, having served as Chief Executive Officer of the Company since May 1993. Since June 1992, Dr. Gilluly has served as Chairman of COMTEX News Network, Inc., a provider of electronic news and business information, for which he also served as Chief Executive Officer from 1992 through September 1997. Dr. Gilluly has served as Chairman of the Board and President of AMASYS Corp. and its predecessor, Infotechnology, Inc. since June 1992. Dr. Gilluly holds a B.S. from Marquette University, an M.A. from University of California - Irvine (formerly Chapman College) and an Ed.D. from Catholic University.

JOHN D. SANDERS, Ph.D., serves as a business consultant to emerging technology companies. He was Chairman and Chief Executive Officer of TechNews, Inc., publisher of Washington Technology newspaper, from 1988 to 1996, prior to its sale to The Washington Post Company. In addition, Dr. Sanders has been a Registered Representative of Wachtel & Co., Inc., a Washington D.C.-based stock brokerage firm, since 1968. Dr. Sanders serves on the boards of ITC Learning Corporation, SenSyTech, Inc. and COMTEX News Network, Inc. Dr. Sanders received his Bachelor of Electrical Engineering from the University of Louisville and M.S. and Ph.D. degrees in electrical engineering from Carnegie-Mellon University.

JON M. STOUT was appointed the Company's President and Chief Executive Officer and the Board of Directors on March 31, 2000. Previously, Mr. Stout, along with his wife, founded DPC Technologies, Inc., a military intelligence information technology company, which they recently sold to Northrop Grumman. Prior to that endeavor, Mr. Stout served in senior management and marketing positions with various firms, including the Harris Corporation and Perkin Elmer Corporation. Mr. Stout holds a B.A. from the State University of New York at Buffalo and a J.D. from the University of Chicago Law School.

GERALD YOUNG serves as a management consultant to emerging companies. Mr. Young served on the Board of Directors and as a management consultant with DPC Technologies until 1999 when DPC was acquired by Northrop Grumann Logicon. Mr. Young continues to provide service to Logicon/DPC Technologies as a member of its Board of Advisors. Mr. Young holds a BS in Business Administration from Merrimack College. Mr. Young has also studied at the Harvard Graduate School of Business, the National War College and the Federal Executive Institute.

GERALD MCNICHOLS, Sc.D., has more than 35 years of experience in management and consulting. He has founded several companies and serves on the boards of several public and private companies. In 1977, Dr. McNichols founded Management Consulting & Research, Inc. which he sold to GRC International, Inc. in 1999. Dr. McNichols was commissioned by the Air Force in 1965 and spent four years in the Air Force before joining the Office of the Secretary of Defense. Dr. McNichols holds a Sc.D. in Engineering from The George Washington University, an M.S. in Operations Research from the University of Pennsylvania and a B.S. in Management Science/Mathematics from Case Western Reserve University.

     Following the Effective Date, the Company will designate audit and compensation committees of the Board of Directors. The Audit Committee recommends engagement of the Company's independent auditors, is primarily responsible for approving the services performed by the Company's independent auditors and for reviewing and evaluating the Company's accounting principles and internal system of accounting controls and has general responsibility in connection with related matters. The Compensation Committee evaluates management's recommendations and makes recommendations to the Board of Directors concerning the compensation of the Company's executive officers. The Compensation Committee is also responsible for the formulation of the Company's executive compensation policy and the research, analysis and subsequent recommendation regarding the establishment and administration of the Company's Stock Option and Stock Purchase Plans. The Board of Directors does not have a Nominating Committee or an Executive Committee.

     The Company's Amended and Restated Bylaws provide that the Board of Directors shall consist of not less than four (4) nor more than ten (10) members, the exact number to be fixed from time to time by resolution of either the Board or the Shareholders. Each director is elected at the annual meeting of the shareholders to serve until his successor is elected and qualified.

     Executive officers are elected annually by the Board of Directors and serve at the discretion of the Board of Directors.

     Neither Jon M. Stout nor either Director nominee, Gerald
Young or Gerald McNichols, are a party to any material proceeding adverse to, or have a material interest adverse to, the Company or any of its subsidiaries.

                    COMPENSATION OF DIRECTORS

     Directors receive a quarterly cash fee of $1,250 for their services. In addition, directors receive $500 per Board of Directors' meeting attended, and $250 per committee meeting attended (unless such meeting is combined with a full Board of Directors' meeting). Directors who are employees do not receive any additional compensation for their service as directors. Directors are reimbursed for out-of-pocket expenses associated with their attendance at Board of Directors' meetings.

                       EXECUTIVE OFFICERS

     The following table contains information as of May 18, 2000 as to the executive officers of the Company who are not also directors of the Company:

   Name                Officer Since      Office Held With the Company
-----------------      -------------      ----------------------------
  S. Amber Gordon             1991             Executive Vice
                                            President, Secretary
                                                and Treasurer

  Donald E. Jewell            1996             Vice President

   Shawn K. McCoy             1999             Vice President



S. AMBER GORDON (45) was appointed Executive Vice President of the Company in July 1995. Ms. Gordon was named Corporate Secretary in December 1993, and also serves as Treasurer. She was Vice President responsible for Corporate Relations and Strategic Planning from 1991 through 1995. She served as Chairman of the Quest Business Agency, Inc., a Houston-based marketing communications firm from 1985 to 1991. Ms. Gordon was Vice President of the venture capital firm, Biotech Capital Corp., from 1980 until 1985. Ms. Gordon has served as President of S.A. Gordon Enterprises, Inc., a consulting firm specializing in financial and corporate relations, since 1985.

DONALD E. JEWELL (48) was appointed Vice President of the Company in May 1996, and continues to serve as President of the Company's Engineering & Information Services, Inc. (EISI) and SyCom Services, Inc. (SyCom) subsidiaries, positions he has held, respectively, since 1993 and February 2000. From 1989 to 1993, Mr. Jewell was a Program Manager for EISI, with responsibility for most operations. Mr. Jewell has held senior management positions in the government contracting business for nearly twenty years. He was Technical Director for Kendrick & Company in 1988 and 1989, and served as Director of Information Systems at British Aerospace from 1985 until 1988. From 1977 until 1985, he served in various computer services management roles for Planning Research Corporation.

SHAWN K. McCOY (44) was appointed Vice President of the Company in June 1999, and served as President of the Company's SyCom subsidiary until February 2000. Mr. McCoy also serves as Vice President, Operations of the Company's Advanced Biosystems, Inc. subsidiary. Most recently, Mr. McCoy served as General Manager of EDO Corporation's Technology Services and Analysis subsidiary, which had been acquired in 1998 from Global Associates Ltd., where he served as Chief Operating Officer. Mr. McCoy's previous experience includes positions with Betac Corporation, Lockheed Martin and Martin Marietta Corporation, and service as an intelligence officer in the U.S. Navy.

There are no family relationships among the directors or executive officers of the Company.

              EMPLOYMENT AGREEMENTS, TERMINATION OF
          EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENTS

     On March 30, 2000, pursuant to the Purchase Agreement, the Company entered into a two-year renewable employment agreement with Mr. Stout. Under the agreement, Mr. Stout will serve as the Company's President and Chief Executive Officer. Mr. Stout will receive an initial annual base salary of $50,000 for the first six months of his employment and thereafter will receive an
annual base salary of $140,000.   Mr. Stout's employment
agreement further provides for Mr. Stout to participate in the
Company's Stock Option and Bonus Plans.   Under the Bonus Plan,
Mr. Stout may receive additional compensation based upon the Company's financial performance. If Mr. Stout is terminated by the Company other than for cause, the Company must pay Mr. Stout a lump sum payment that is the sum of (1) Mr. Stout's base salary and bonus through the date of termination; (2) any compensation previously deferred by Mr. Stout; (3) any accrued vacation pay; and (4) the base salary that would have been payable to Mr. Stout through the remainder of the term of the agreement. In connection with his service as the Company's President and Chief Executive Officer, Mr. Stout has also been awarded a 5-year option to purchase 15,000 shares of the Company's common stock at a purchase price of $1.64 per share, exercisable in one-third increments on March 31, 2000, March 31, 2001 and March 31, 2002.

        COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

     Section 16(a) of the Exchange Act requires the Company's executive officers, directors and holders of more than 10% of the Company's Common Stock, to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "Commission"). Such persons are required to furnish the Company with copies of all Section 16(a) forms they file.

     Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no other reports were required from such persons, the Company believes, that during or with respect to the period from January 1, 1999 to December 31, 1999, all of its executive officers, directors and 10% stockholders complied with their
Section 16(a) obligations.

                            SIGNATURE

     Pursuant to the requirements of the Securities Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned who is so duly authorized.

                         HADRON, INC.




                         By:      /S/ JON M. STOUT
                         Name:     Jon M. Stout
                         Title:    President and Chief Executive Officer



Date:     May 31, 2000


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